FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 03, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident Announces the Appointment of John Zaozirny as the New Chair of Provident’s Board of Directors NEWS RELEASE NUMBER 21- 05 October 03, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX - PVE.UN; AMEX-PVX)
today announced that Grant Billing, Chair of the Board of Provident is stepping down as Chair, but will remain a member of the Board. John Zaozirny, Q.C., has been appointed by the Board of Directors as the new Chair.

“Our board believes the regular rotation of the Chair and Committee Chairs is a good governance practice,” said Mr. Billing.

Mr. Zaozirny currently chairs the Governance, Human Resources and Compensation Committee. He serves as counsel to the law firm of McCarthy Tetrault and is vice-chairman of Canaccord Capital Corporation and is a director and strategic advisor to a number of public and private corporations as well as a governor of the Business Council of British Columbia.

“On behalf of the board of directors, I would like to acknowledge and thank Mr. Billing for the strong leadership, dedication and guidance he provided throughout his tenure as Board Chair,” said Mr. Zaozirny.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages oil and gas production businesses and a midstream services business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Patricia Lew Investor Relations and Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: October 03, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary